

October 15, 2015

Via E-mail
Charles K. Ng
Special Committee Chairman
Vimicro International Corporation
16/F., Shining Tower, No. 35 Xueyuan Road
Haidian District, Beijing 100191
The People's Republic of China

Re: **Vimicro International Corporation**
Schedule 13E-3
Filed September 30, 2015, by Vimicro International Corporation., et al.
File No. 005-81172

Dear Mr. Ng:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 13E-3

<u>Reasons for the Merger and Recommendation of … the Company's Board of Directors, page 23</u>

1. We note the special committee "considered" certain financial analyses as "an indication of going concern value." Disclose the extent to which the going concern value supported the issuer's fairness determination. In addition, identify any of the reasons going concern value may have been dismissed by the issuer, if true, in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

<u>Position of the Buyer Group as to the Fairness of the Merger, page 28</u>

2. Please revise to address the Buyer Group's consideration of going concern, liquidation, and net book value. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Certain Financial Projections, page 30

3. We noticed the inclusion of cautionary language that reads in relevant part, "the Company undertakes no obligation to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change except to the extent required by applicable federal securities law." Please advise us, with a view toward revised disclosure, as to the circumstances that could arise where all of the assumptions are shown to be in error yet the Company would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction. Consequently, it appears that the Company does have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law.

Primary Benefits and Detriments of the Merger, page 41

4. We noticed the disclosure that "there will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements." Please supplement the existing disclosures by expressly indicating that the Buyer Group will become the direct beneficiaries of the cited costs savings. Please also quantify these cost savings by providing an aggregate total based on 2014 fiscal year expense data, and affirmatively indicate that these savings will be realized on an annual, recurring basis.

Financial Information, page 80

5. We noticed a loss has been reported under Net Income for 2013 as well as the six months ended June 30, 2014. Revise the disclosure where appropriate to indicate, if true, that the Buyer Group will become the beneficiaries of the issuer's future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable.

Exhibit 99.(C)-(2)

6. The disclaimer states that materials were provided on a confidential basis and effectively may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to without Duff & Phelps's "prior approval." Additional qualifying language indicates that the materials produced by Duff & Phelps were prepared "solely for the use and benefit of the Special Committee" and that they may not be "publicly disclosed, or relied upon for any other purpose without the prior written consent of Duff & Phelps." Similar disclosures have been made at page 34 of the proxy statement. Please disclose in the proxy statement or otherwise, if true, that Duff & Phelps has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement.

7. The disclaimer indicates that Duff & Phelps is not responsible to anyone other than the Special Committee. Please include disclosure in the proxy statement and/or revise the disclaimer to indicate affirmatively that security holders may rely upon the disclosures provided in this exhibit and otherwise remove the implication that Duff & Phelps bears no responsibility to them, or advise.

8. The disclosure in the proxy statement regarding the Duff & Phelps materials does not state whether such materials will be available for inspection and copying at the principal executive office of the issuer or an affiliate during regular business hours. The disclosures made regarding the availability of exhibits to the Schedule 13E-3 that appears on page 88 beneath the heading "Where You Can Find More Information" is insufficient to satisfy the disclosure obligations that arise under Item 9 of Schedule 13E-3. Please revise or advise. Refer to Item 1015(c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from the issuer and each of the other filing persons acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
David T. Zhang
Jesse Sheley
Kirkland & Ellis